

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2016

Via E-mail
Mr. David A. Brooks, Esq.
Chief Operating Officer/General Counsel
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Hospitality Prime, Inc.**
> **Soliciting material pursuant to Rule 14a-12**
> **Filed February 25, 2016**
> **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments.

General

1. We note statements regarding the potential triggering of covenants in agreements which would require the Company to make payments to contractual counterparties. In future filings, when making statements such as these, disclose if true that these payments would not become due if a majority of the incumbent board approved the election of Sessa's nominees and that certain of these payments would be made to an affiliate.

2. Please provide support for the assertion that Sessa has made several significant misrepresentations relating to its proposed nominees' trading history and qualifications, including "apparent resume padding and potential violations of insider trading laws."

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Richard M. Brand, Esq.
        Cadwalader, Wickersham & Taft LLP